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                             July 1, 2022

       Alan J.M. Haughie
       Chief Financial Officer
       Louisiana-Pacific Corporation
       414 Union Street, Suite 2000
       Nashville, Tennessee 37219

                                                        Re: Louisiana-Pacific
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
10, 2022
                                                            File No. 001-07107

       Dear Mr. Haughie:

              We have reviewed your June 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 3, 2022 letter.

       Response Dated June 10, 2022

       Risk Factors, page 13

   1. We note from your response to comment 2 that transition risks related to climate change did not have a material
impact on you. Tell us more about the transition risks you have identified related to
climate change, such as market trends that may alter business opportunities, credit
risks, or technological changes, and explain how you concluded that they are not material
to your business, financial condition, and results of operations.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   2. We note your response to comment 5 that you have not identified any material indirect consequences of
climate-related regulation or business trends. Please describe the indirect
 Alan J.M. Haughie
Louisiana-Pacific Corporation
July 1, 2022
Page 2
         consequences of climate change you considered in preparing the disclosure in your Form
         10-K along with those noted in our prior comment and explain how you concluded they were not material.
3. We note your response to comment 6 and reissue in part. Discuss the physical effects of climate change on your operations and results, including the potential for indirect weather-
         related impacts that have affected or may affect your major customers or suppliers or explain to us why you do not believe they could potentially be affected, and discuss any weather-related impacts on the availability of insurance and future expectations for insurance expense.
4. We note your response to comment 7 that it is not feasible to specify the amount of compliance costs relating to climate change, but such costs are not material, individually or in the aggregate. Provide us with additional detail of how you concluded such amounts were not material.
       Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
any questions.



FirstName LastNameAlan J.M. Haughie                            Sincerely,
Comapany NameLouisiana-Pacific Corporation
                                                               Division of
Corporation Finance
July 1, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName